Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-145845 May 21, 2009

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

Barclays Bank PLC $[•] Notes linked to the common stock of Freeport-McMoRan Copper & Gold Inc.

due May 27, 2011

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by Barclays Bank PLC linked to the performance of the common stock of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the underlying stock (subject to adjustments in the case of certain events described in the accompanying prospectus supplement under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”) for each of your Notes if the closing price of the underlying stock on the final valuation date (the “final price”) is below the specified trigger price (the “Trigger Price”). Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any contingent protection feature, is subject to the creditworthiness of the Issuer.

Features

❑	Income: Regardless of the performance of the underlying stock, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

❑

Tactical Investment Opportunity: If you believe the underlying stock will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying stock.

❑

Contingent Protection Feature: If you hold the Notes to maturity and the underlying stock does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC, and you will not participate in any appreciation of the underlying stock. If you hold the Notes to maturity and the underlying stock closes below the trigger price on the final valuation date, you will receive one share of the underlying stock for each of your Notes, which may be worth less than your principal and may have no value at all.

Key Dates1

Trade Date[2]	May 21, 2009

Settlement Date[2]	May 28, 2009

Final Valuation Date[3]	May 23, 2011

Maturity Date[3]	May 27, 2011

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]

We expect to deliver each offering of the Notes against payment on or about the fourth business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that each Note initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

[3]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Note Offering

The coupon rate, initial price and trigger price for the Notes will be set on the trade date. The Notes are offered at a minimum investment of the Initial Price which will be determined on the Trade Date.

Underlying	Coupon per Annum[1]	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of Freeport-McMoran Copper & Gold Inc.	[12.30]% to [13.80]%	[•]	60% of Initial Price	[•]	[•]
[1]	Paid monthly in arrears in 24 equal installments.

See “Additional Information about Barclays Bank PLC and the Notes” on page FWP-2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and this free writing prospectus. See “Key Risks” on page FWP-5 of this free writing prospectus and “Risk Factors” beginning on page S-5 of prospectus supplement for risks related to investing in the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to Barclays Bank PLC
	Total	Per Security	Total	Per Security	Total	Per Security
Freeport-McMoran Copper & Gold Inc.	$[•]	100%	$[•]	2.75%	$[•]	97.25%

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Securities, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

♦	Prospectus supplement dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the Yield Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You are willing to receive shares of the underlying stock at maturity that may be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the final price of the underlying stock is not likely to be below the trigger price on the final valuation date.

♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.

♦	You are willing to accept the risk of fluctuations in the market price of the underlying stock.

♦	You are willing to invest in the Notes based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).

♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.

♦	You are not willing to receive shares of the underlying stock at maturity.

♦	You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the Notes by the final valuation date.

♦	You believe the final price of the underlying stock is likely to be below the trigger price on the final valuation date and will not be above the initial price on the maturity date.

♦	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.

♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You are unwilling or unable to hold the Notes to maturity.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Notes.

♦	You seek an investment for which there will be an active secondary market.

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Indicative Terms of the Notes1

Issuer:	Barclays Bank PLC (Rated: AA-/Aa3)[2]
Principal Amount per Note:	Equal to the initial price (as defined below) of the underlying stock.
Term[3]:	24 months
Coupon Payment:	Coupon paid in arrears in twenty-four equal monthly installments based on the coupon per annum, regardless of the performance of the underlying stock. The coupon per annum is expected to be between [12.30]% to [13.80]% and will be determined on the trade date. The table below assumes a coupon per annum of [13.05]%.
1st Installment through 24th Installment[4]:	[1.0875]%
Trigger Price[5]:	60% of the initial price of the underlying stock.
Payment at Maturity (per Note)

If the final price of the underlying stock is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.

If the final price of the underlying stock is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the underlying stock for each Note you own.

The Notes are not fully principal protected. The shares you may receive at maturity may be worth less than your principal and may have no value at all.

Closing Price:	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price:	The closing price of the underlying stock on the trade date.
Final Price:	The closing price of the underlying stock on the final valuation date.

Determining Payment at Maturity

You will receive shares of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying prospectus supplement and this free writing prospectus).

♦	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

♦	If the market price of the underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

Your Notes are not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may have no value at all.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Notes are expected to carry the same rating as the Medium-Term Note Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold notes.

[3]

In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

[4]

Based on an assumed coupon per annum of [13.05]%; actual rates to be determined on the trade date. Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page FWP-7 of this free writing prospectus.

[5]	Contingent protection is provided by Barclays Bank PLC and therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due.

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Coupon Payment Dates

Coupons will be paid in arrears in twenty-four monthly installments on the coupon payment dates listed below.

June 30, 2009	June 30, 2010
July 31, 2009	July 30, 2010
August 31, 2009	August 31, 2010
September 30, 2009	September 30, 2010
October 30, 2009	October 29, 2010
November 30, 2009	November 30, 2010
December 31, 2009	December 31, 2010
January 29, 2010	January 31, 2011
February 26, 2010	February 28, 2011
March 31, 2010	March 31, 2011
April 30, 2010	April 29, 2011
May 28, 2010	May 27, 2011

What are the tax consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-110 of the accompanying prospectus supplement. The following discussion supplements the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-110 of the accompanying prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and Barclays hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Deposit component—Because the Notes have a term greater than one year, amounts treated as interest on the Deposit would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

Put Option component—The Put Option component would generally not be taxed until sale or maturity. At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows

Underlying Stocks	Coupon per Annum (to be determined on trade date)	Deposit Component per Annum	Put Option Component per Annum
Common stock of Freeport-McMoRan Copper & Gold Inc.	[12.30]% to [13.80]%	[•]%	[•]%

Upon sale or exchange of your Notes you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the fair market values thereof on the date of sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be long-term to the extent that you have held the Note for more than one year) and the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-110 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your Notes.

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In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, Barclays intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and in the “Certain U.S. Federal Income Tax Considerations” section on page S-110 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-110 of the accompanying prospectus supplement and consult your tax advisor.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Risk of Loss of Contingent Protection—Your principal will be protected only if the final price of the underlying stock is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to the Note’s underlying stock reflects a higher expectation as of the trade date that the underlying stock could close below the trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock could fall sharply, which could result in a significant loss of principal.

♦

The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances—Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the final price of the underlying stock is less than the trigger price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (2) the market price of the underlying stock at maturity is greater than the initial price.

♦

Single Stock Risk—The price of an underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Notes. We and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of 2.75% per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

There may be little or no secondary market for the Notes—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

♦

Owning the Notes is not the same as owning the underlying stock—The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the underlying stock is below the trigger price. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price.

♦

Credit of Issuer—The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Price prior to maturity—The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

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♦

Impact of fees on secondary market prices—Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

Potential Barclays Bank PLC impact on market price of underlying stock—Trading or transactions by Barclays Bank PLC or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stocks and, therefore, the market value of the Notes.

♦

Potentially inconsistent research, opinions or recommendations by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates—Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.

♦

Antidilution adjustments—For certain corporate events affecting the applicable underlying stock, the calculation agent may make adjustments to the share delivery amount and the trigger price applicable to such underlying stock. However, the calculation agent will not make such adjustments in response to all events that could affect the applicable underlying stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus, the prospectus supplement or the applicable pricing supplement as necessary to achieve an equitable result.

♦

In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying stock—Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).

♦

Uncertain tax treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Certain U.S. Federal Income Tax Considerations” on page S-110 of the accompanying prospectus supplement and consult your tax advisor about your tax situation.

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Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	24 months

Coupon per annum**:	13.05% (or $0.5293 per monthly period)

Initial price of the underlying stock:	$48.67 per share

Trigger price:	$29.20 (60.00% of the initial price)

Principal amount:	$48.67 per Note (set equal to the initial price)

Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for the Note to be set on the trade date.
**	Coupon payment will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis.
***	Dividend yield assumed received by holders of the stock during the term of the Notes.

Scenario #1: The final price of the underlying stock is not below the trigger price of $29.20.

Since the final price of the underlying stock is not below the trigger price of $29.20, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the underlying stock (plus dividends, if any) is less than 26.10%.

If the closing price of the underlying stock on the final valuation date is $48.67 (no change in the price of the stock):

Payment at Maturity:	$48.67
Coupon:	$12.70	($0.5293×24 = $12.70)

Total	$61.37
Total Return on the Notes:	26.10%

In this example, the total return on the Notes is 26.10% while the total return on the underlying stock is 1.00% (including dividends).

If the closing price of the underlying stock on the final valuation date is $63.27 (an increase of 30%):

Payment at Maturity:	$48.67
Coupon:	$12.70	($0.5293 × 24 = $12.70)

Total	$61.37
Total Return on the Notes:	26.10%

In this example, the total return on the Notes is 26.10% while the total return on the underlying stock is 31.00% (including dividends).

If the closing price of the underlying stock on the final valuation date is $41.37 (a decline of 15%):

Payment at Maturity:	$48.67
Coupon:	$12.70	($0.5293 × 24 = $12.70)

Total	$61.37
Total Return on the Notes:	26.10%

In this example, the total return on the Notes is 26.10% while the total return on the underlying stock is a loss of 14% (including dividends).

Scenario #2: The final price of the underlying stock is below the trigger price of $29.20.

Since the final price of the underlying stock is below the trigger price of $29.20, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $21.90 (a decline of 55%):

Value of share received:	$21.90
Coupon:	$12.70	($0.5293 × 24 = $12.70)

Total	$34.60
Total Return on the Notes:	-28.90%

In this example, the total return on the Notes is a loss of 28.90% while the total return on the underlying stock is a loss of 54% (including dividends).

If the closing price of the underlying stock on the maturity date is $41.37 (a decline of 15%):

Value of share received:	$41.37
Coupon:	$12.70	($0.5293 × 24 = $12.70)

Total	$54.07
Total Return on the Notes:	11.10%

In this example, the total return on the Notes is 11.10% while the total return on the underlying stock is a loss of 14% (including dividends).

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Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	24 months

Coupon per annum**:	13.05% (or $0.5293 per monthly period)

Initial price:	$48.67 per share

Trigger price:	$29.20 (60.00% of the initial price)

Principal amount:	$48.67 per Note (set equal to the initial price)

Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for the Note to be set on the trade date.
**	Coupon payment will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis.
***	Dividend yield assumed received by holders of the stock during the term of the Notes.

Underlying			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return at Maturity(4)	Payment at Maturity	Total Return at Maturity(5)	Payment at Maturity(6)	Total Return at Maturity(7)
$73.01	50.00%	51.00%	$61.37	26.10%	$85.71	76.10%
$70.57	45.00%	46.00%	$61.37	26.10%	$83.27	71.10%
$68.14	40.00%	41.00%	$61.37	26.10%	$80.84	66.10%
$65.70	35.00%	36.00%	$61.37	26.10%	$78.41	61.10%
$63.27	30.00%	31.00%	$61.37	26.10%	$75.97	56.10%
$60.84	25.00%	26.00%	$61.37	26.10%	$73.54	51.10%
$58.40	20.00%	21.00%	$61.37	26.10%	$71.11	46.10%
$55.97	15.00%	16.00%	$61.37	26.10%	$68.67	41.10%
$53.54	10.00%	11.00%	$61.37	26.10%	$66.24	36.10%
$51.10	5.00%	6.00%	$61.37	26.10%	$63.81	31.10%
$48.67	0.00%	1.00%	$61.37	26.10%	$61.37	26.10%
$46.24	-5.00%	-4.00%	$61.37	26.10%	$58.94	21.10%
$43.80	-10.00%	-9.00%	$61.37	26.10%	$56.51	16.10%
$41.37	-15.00%	-14.00%	$61.37	26.10%	$54.07	11.10%
$38.94	-20.00%	-19.00%	$61.37	26.10%	$51.64	6.10%
$36.50	-25.00%	-24.00%	$61.37	26.10%	$49.21	1.10%
$34.07	-30.00%	-29.00%	$61.37	26.10%	$46.77	-3.90%
$31.64	-35.00%	-34.00%	$61.37	26.10%	$44.34	-8.90%
$29.20	-40.00%	-39.00%	$61.37	26.10%	$41.90	-13.90%
$26.77	-45.00%	-44.00%	n/a	n/a	$39.47	-18.90%
$24.34	-50.00%	-49.00%	n/a	n/a	$37.04	-23.90%
$21.90	-55.00%	-54.00%	n/a	n/a	$34.60	-28.90%
$19.47	-60.00%	-59.00%	n/a	n/a	$32.17	-33.90%
$17.03	-65.00%	-64.00%	n/a	n/a	$29.74	-38.90%
$14.60	-70.00%	-69.00%	n/a	n/a	$27.30	-43.90%
(1)	A trigger event does not occur if the final price of the underlying stock is not below the trigger price.
(2)	A trigger event occurs if the final price of the underlying stock is below the trigger price.
(3)

The final stock price is as of the final valuation date, if the final price of the stock is not below the trigger price. If the final price of the stock is below the trigger price, the final stock price is as of the maturity date.

(4)	The total return at maturity on the underlying stock includes a 1.00% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.
(7)

If a trigger event occurs, the total return on the Notes at maturity will only be positive in the event that the market price of the underlying stock on the maturity date is substantially greater than the final price of such underlying stock on the final valuation date. Such an increase in price is not likely to occur.

Information about the Underlying Stock

Included on the following pages is a brief description of the underlying issuer of the underlying stock. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying stock. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007 and 2008. Full data is provided for the first calendar quarter of 2009 and partial data is provided for the second calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stock as an indication of future performance.

The underlying stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

FWP-8

Freeport-McMoRan Copper & Gold Inc.

According to publicly available information, Freeport-McMoRan Copper & Gold Inc. (the “Company”), through its majority-owned subsidiary, PT Freeport Indonesia, has one of the world’s largest copper and gold mining and production operations in terms of reserves and production. The Company owns approximately 90.64% of PT Freeport Indonesia, and the Government of Indonesia owns the remaining approximate 9.36%. PT Freeport Indonesia mines, processes and explores for ore containing copper, gold and silver. It operates in the remote highlands of the Sudirman Mountain Range in the province of Papua, Indonesia, which is on the western half of the island of New Guinea. PT Freeport Indonesia markets its concentrates containing copper, gold and silver worldwide. The Company has joint ventures covering additional mining areas in Indonesia and has smelting and refining concerns.

On March 19, 2007, the Company acquired Phelps Dodge, a fully integrated producer of copper and molybdenum, with mines in North and South America, processing capabilities for other by-product minerals and several development projects, including Tenke Fungurume in the Democratic Republic of Congo (DRC).

The Company’s SEC file number is 1-9916.

Historical Information

The following table sets forth the quarterly high and low closing prices for the Company’s common stock, based on daily closing prices on the primary exchange for the Company’s common stock, as reported by Bloomberg. The Company’s closing price on May 18, 2009 was $48.67. The actual initial price will be the closing price of the Company’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/1/2004	$40.05	$32.31	$35.22
4/1/2004	6/30/2004	$35.77	$25.59	$29.87
7/1/2004	9/30/2004	$37.80	$28.51	$36.49
10/1/2004	12/31/2004	$37.84	$31.45	$34.68
1/3/2005	3/31/2005	$40.05	$25.59	$35.22
4/1/2005	6/30/2005	$36.74	$29.44	$29.87
7/1/2005	9/30/2005	$45.48	$34.83	$36.49
10/3/2005	12/30/2005	$51.69	$41.81	$34.68
1/3/2006	3/31/2006	$60.28	$45.32	$36.37
4/3/2006	6/30/2006	$68.25	$42.09	$53.30
7/3/2006	9/29/2006	$59.25	$48.58	$51.96
10/2/2006	12/29/2006	$61.33	$47.84	$55.73
1/3/2007	3/30/2007	$66.19	$50.49	$66.19
4/2/2007	6/29/2007	$84.42	$66.73	$82.82
7/2/2007	9/28/2007	$108.67	$73.07	$104.89
10/1/2007	12/31/2007	$117.86	$89.28	$102.44
1/2/2008	3/31/2008	$106.57	$77.30	$96.22
4/1/2008	6/30/2008	$125.86	$97.63	$117.19
7/1/2008	9/30/2008	$115.55	$53.22	$56.85
10/1/2008	12/31/2008	$52.96	$16.80	$24.44
1/2/2009	3/31/2009*	$43.05	$22.14	$38.11
4/1/2009*	5/18/2009*	$51.85	$38.27	$48.67
*	As of the date of this free writing prospectus information for the second calendar quarter of 2009 includes data for the period from April 1, 2009 through May 18, 2009. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second quarter of 2009.

The graph below illustrates the performance of the Company’s common stock from June 30, 1998 through May 18, 2009, based on information from Bloomberg. The dotted line represents the hypothetical trigger price, equal to 60% of the closing price on May 18, 2009. The actual trigger price applicable to the Notes will be determined on the trade date and will equal 60% of the closing price of the Company’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-9

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.

FWP-10